Exhibit 99.2

November 3, 2014

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report of First Capital Realty Inc. with respect to the

Appointment of a New President and Chief Executive Officer

On November 3, 2014, the Company’s fully-consolidated subsidiary First Capital Realty Inc. (“FCR”)2 announced the appointment of Mr. Adam Paul as President, CEO, and a member of the Board of Directors of FCR commencing in the first quarter of 2015 in place of Mr. Dori Segal, who serves as Executive Vice Chairman of the Board of Directors of the Company. Concurrently, Mr. Segal will be appointed to serve as Executive Vice Chairman of the Board of Directors of FCR.

The announcement of FCR is attached hereto.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[2]	A company traded on the Toronto Stock Exchange in which the Company holds a 44.21% interest.

FIRST CAPITAL REALTY NAMES ADAM PAUL AS NEW

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Toronto, Ontario (November 3, 2014) – The Board of Directors of First Capital Realty Inc. (TSX: FCR) (“First Capital Realty” or the “Company”), Canada’s leading owner, developer and manager of well-located, high quality, urban retail-centered properties, announced today the appointment of Adam Paul as President and Chief Executive Officer of the Company and as a member of the Board of Directors of the Company, effective in the first quarter of 2015. The appointment of a successor to First Capital Realty’s long-standing CEO, Dori Segal, is part of the Board’s overall succession planning with respect to leadership roles at the Company.

Mr. Paul brings extensive experience in commercial real estate to the Company. He most recently served as Executive Vice President, Investments and Leasing of Canadian Real Estate Investment Trust (“CREIT”). In this role, he had direct responsibility for CREIT’s real estate investment activities across Canada, which included acquisitions, dispositions and development activities, as well as CREIT’s leasing program. Mr. Paul also played a key role in CREIT’s investor relations activities and in various other aspects of the business.

“The Board unanimously selected Adam as a proven leader to succeed Dori and to take the Company to the next level,” said Chaim Katzman, Chairman of the Board of Directors of the Company. “Adam is a strong and seasoned executive who has a solid record of delivering strong financial and operating results in the highly competitive Canadian commercial real estate market. His wealth of experience in commercial real estate is a great fit for the Company and its future opportunities and challenges. At the same time, on behalf of the entire Board, I would like to express my sincere congratulations and thanks to Dori for his remarkable achievement in building First Capital Realty over the last 15 years into one of Canada’s most respected real estate entities. We are pleased that Dori will remain involved as Executive Vice Chairman of the Board and we thank him for his continuing leadership in this regard.”

“Together with our strong, talented and driven management team, I have had a great run building First Capital Realty into Canada’s leading urban retail-centered real estate company,” said Dori Segal. “The Board and I feel that the Company is at a stage of its development where new leadership will energize and fuel its continuing success. We are confident that Adam is ideally suited to take over from me and lead First Capital Realty to achieve our long-term performance and business objectives.”

“First Capital’s high quality portfolio, operating and development platform, as well as the innovative culture that Dori has established over the last 15 years, position the Company very well for continued success,” said Adam Paul. “Together with the skilled senior management team, I eagerly look forward to executing First Capital’s business strategy and I thank the Board for the opportunity to lead the Company in its next growth phase. I would also like to express my sincere gratitude to CREIT’s CEO, Stephen Johnson, for the mentorship he has provided me over the last decade.”

Mr. Segal and Mr. Paul will work closely with the Company’s executive team to ensure a smooth and seamless transition. Mr. Segal will assume a new role, becoming the Executive Vice Chairman of the Board of Directors of the Company and Chairman of the Executive Committee of the Board. After the initial CEO transition period, Mr. Segal intends to also devote more time to his role as Vice Chairman of First Capital Realty’s principal shareholder, Gazit-Globe Ltd., and its global business.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and manager of well-located, high quality urban retail-centered properties where people live and shop for everyday life. The Company currently owns interests in 162 properties totalling approximately 24.5 million square feet of gross leasable area.

* * * *

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “projected” and similar expressions. The forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s Management’s Discussion and Analysis for the year ended December 31, 2013 and under “Risk Factors” in its current Annual Information Form. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

For further information:

Dori J. Segal, President & CEO, or

Kay Brekken, Executive Vice President and CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

Fax: (416) 941-1655

www.firstcapitalrealty.ca

TSX:FCR